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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2000


                           Omninet International Ltd.
                 (Translation of registrant's name into English)

                                Washington Mall 1
                                22 Church Street
                                  Hamilton HM11
                                     Bermuda
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F   X          Form 40-F
                                 ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes                  No  X
                             ---                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

           Omninet International Ltd., a corporation organized under the laws of Bermuda ("Omninet"), held a special general meeting of its shareholders on April 14, 2000, pursuant to which Omninet's shareholders voted in favor of a 6-to-1 forward split of Omninet's common stock. The notice of special general meeting distributed to shareholders is attached as an Exhibit to this Form 6-K and is incorporated herein by reference.

           EXHIBIT INDEX

           99.1 Omninet International Ltd. Notice of Special General Meeting dated March 31, 2000.


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                                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Omninet International Ltd.


Date: May 16, 2000                          By: /s/ Eric F. Kohn
                                            -------------------
                                            Eric F. Kohn
                                            Chairman